SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                SCHEDULE 13D (Amendment No. 2)*
           Under the Securities Exchange Act of 1934


             Diversified Product Inspections, Inc.
                  (f/k/a Fairfax Group , Inc.)
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                        (Name of Issuer)

                 Common Stock, $0.01 Par Value
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                 (Title of Class of Securities)

                          30389N 10 7
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                         (CUSIP Number)

                         David M. Bovi
                 319 Clematis Street, Suite 812
                 West Palm Beach, Florida 33401
                         (561) 655-0665

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         March 28, 2001
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    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
or 240.13d.-1(g), check the following box [   ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     30389N 10 7
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1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.
    of Above Persons:

                  Fred Keller
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     N/A

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:            -0-
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:       -0-
ing Person
With              (10) Shared Dispositive Power       -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11): -0-%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN

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


     This Amendment No. 2 hereby amends the cover page and Item 5 of the
Schedule 13D, filed May 3, 1999 by the Reporting Person with the
Securities and Exchange Commission with respect to the common stock, $0.01 par value, of Diversified Product Inspections, Inc. (f/k/a Fairfax Group, Inc.) (the "Company").

Item 5.  Interest in Securities of the Issuer

     As of March 28, 2001, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the cover page.

     The powers of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

     On December 11, 2000, the Reporting Person entered into three option agreements with unrelated third parties whereby the Reporting Person granted an option to such third parties to acquire an aggregate of up to 1,600,000 shares of the Company's outstanding common stock held by the Reporting Person in exchange for an aggregate purchase price of $30.00 (0.00001 per share).

     On March 28, 2001, pursuant to private transactions, such third parties exercised their options and acquired 1,600,000 shares of the Company's outstanding common stock held by the Reporting Person in exchange for an aggregate purchase price of $30.00. As a result, on March 28, 2001, the Reporting Person ceased to be the beneficial owner of any of the Company's outstanding common stock and ceased to be the beneficial owner of more than five percent of that class of securities.

Item 7. Material to be Filed as Exhibits.

     A.   Option Agreement No.1;
     B.   Option Agreement No.2; and
     C.   Option Agreement No.3.


                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2001


     /s/ Fred Keller
     --------------------------
     Fred Keller

                          [EXHIBIT A]

                  STOCK OPTION AGREEMENT No. 1

                     STOCK OPTION AGREEMENT

     THIS AGREEMENT is made as of December 21, 2000, between Fred Keller ("Keller") and Donald F. Mintmire (the "Optionee").

     THE PARTIES AGREE AS FOLLOWS:

     1. Option Grant. In exchange for $10.00 and other good and valuable consideration, the receipt of which is hereby acknowledged, Keller hereby grants to the Optionee an option (the "Option") to purchase from Keller an aggregate of 534,000 shares of Fairfax Group, Inc. (the "Company") common stock (the "Shares"), for an aggregate exercise price of $10.00. The Option will be subject to all of the terms and conditions set forth herein

     2. Stockholder Rights. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder in the Company with respect to the Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

     3. Termination. This Option will automatically vest to the Optionee, with no further action by the Optionee or Keller, on December 21, 2000, and will expire, unless previously exercised in full, on April 15, 2001.

     4. Miscellaneous. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof, superseding all prior agreements, negotiations and understandings. This Agreement will be governed by the substantive law of the State of Florida, and may be executed in counterparts.

     The parties hereby have entered into this Agreement as of the date set forth above.


     ________________________
     Fred Keller


      _________________________
     Donald F. Mintmire

                          [EXHIBIT B]

                  STOCK OPTION AGREEMENT No. 2

                     STOCK OPTION AGREEMENT

     THIS AGREEMENT is made as of December 21, 2000, between Fred Keller ("Keller") and Mark Mintmire (the "Optionee").

     THE PARTIES AGREE AS FOLLOWS:

     1. Option Grant. In exchange for $10.00 and other good and valuable consideration, the receipt of which is hereby acknowledged, Keller hereby grants to the Optionee an option (the "Option") to purchase from Keller an aggregate of 533,000 shares of Fairfax Group, Inc. (the "Company") common stock (the "Shares"), for an aggregate exercise price of $10.00. The Option will be subject to all of the terms and conditions set forth herein

     2. Stockholder Rights. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder in the Company with respect to the Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

     3. Termination. This Option will automatically vest to the Optionee, with no further action by the Optionee or Keller, on December 21, 2000, and will expire, unless previously exercised in full, on April 15, 2001.

     4. Miscellaneous. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof, superseding all prior agreements, negotiations and understandings. This Agreement will be governed by the substantive law of the State of Florida, and may be executed in counterparts.

     The parties hereby have entered into this Agreement as of the date set forth above.



     ________________________
     Fred Keller


     _________________________
     Mark Mintmire

                          [EXHIBIT C]

                  STOCK OPTION AGREEMENT No. 3

                     STOCK OPTION AGREEMENT

     THIS AGREEMENT is made as of December 21, 2000, between Fred Keller ("Keller") and A. Rene Dervaes (the "Optionee").

     THE PARTIES AGREE AS FOLLOWS:

     1. Option Grant. In exchange for $10.00 and other good and valuable consideration, the receipt of which is hereby acknowledged, Keller hereby grants to the Optionee an option (the "Option") to purchase from Keller an aggregate of 533,000 shares of Fairfax Group, Inc. (the "Company") common stock (the "Shares"), for an aggregate exercise price of $10.00. The Option will be subject to all of the terms and conditions set forth herein

     2. Stockholder Rights. No rights or privileges of a stockholder in the Company are conferred by reason of the granting of the Option. Optionee will not become a stockholder in the Company with respect to the Shares unless and until the Option has been properly exercised and the Option Price fully paid as to the portion of the Option exercised.

     3. Termination. This Option will automatically vest to the Optionee, with no further action by the Optionee or Keller, on December 21, 2000, and will expire, unless previously exercised in full, on April 15, 2001.

     4. Miscellaneous. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof, superseding all prior agreements, negotiations and understandings. This Agreement will be governed by the substantive law of the State of Florida, and may be executed in counterparts.

     The parties hereby have entered into this Agreement as of the date set forth above.



     ________________________
     Fred Keller


     _________________________
     A. Rene Dervaes